

■ **PITCH VIDEO** ■ **INVESTOR PANEL**

SELFDECODE

AI platform that provides personalised health recommendations based on DNA, labs and environment.

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selfdecode.com   Los Angeles CA   [f] [◎] | Software | | Technology | | Health & Fitness | | Bio Tech |

| Healthcare |

OVERVIEW   **DETAILS**   **UPDATES**   **WHAT PEOPLE SAY**   **ASK QUESTION**

Highlights

1 $8M raised (mid 2021). ~2.7M in revenue in 2021.

2 Recurring Revenue: Predictable revenue stream from subscription sales model. Est$400 Lifetime Value of a Customer (LTV).

3 Large Margins & Scalable: High Avg Order Value of $254 - Low Cost of Goods Sold of ~$20 = $234 Gross Profit/Customer.

4 Highly Rated: 4.8 Trustpilot score, 98% retention rate, 75 Net Promoter Score (Q4 2021).

5 Growth Potential: Digital health market will be worth $639B by 2026 & medical apps market size is growing at 23%/yr.

6 Professional Experience: Team of 88 is composed of highly skilled scientists, MDs, PhDs, NDs and software engineers.

7 Operational Excellence: Bootstrapped to multimillion dollar revenue with only small seed investments (totaling $450K).

8 Accumulated Intellectual Property over 5 years. Proven B2C & B2B business models.

Our Team



Joseph Cohen Founder, CEO

8+ years of professional executive experience in the health and biotech industry with a proven track record of success. Expertise in operations, HR, management, product, marketing, finance & legal. Internationally recognized speaker and biohacker.

Growing up, I suffered from inflammation, brain fog, fatigue, digestive problems, anxiety, depression, & other issues that caused me to rack up medical bills. Finally, I started studying my genes and found solutions that actually worked to get rid of my health issues. I knew if personalized healthcare could work for me, it could work for others.



Puya Yazdi Chief Scientific Officer (CSO)

MD from USC, Stanford Residency. 15+ years of success in R&D, IP acquisition & science publications in genomics, bioinformatics, biotech & precision medicine. 10+ precision medicine products. 7+ years of executive experience.



Edward K Chief Technology Officer (CTO)

20+ years of C-level experience in engineering, architecting and leading tech operations at Amazon, Playtech, JP Morgan, Hewlett Packard, and other large companies. He obtained his MBA at London Business School and holds a BEng from Imperial College.



Ralph Kenney Chief Operating Officer (COO)

20+ years of successful C-level experience in technology, healthcare, and e-commerce (including AT&T). As COO, he has taken a previous company from start-up to successful IPO in 6 years. Founded/CEO of a profitable 7 figure business.



Manfred Grabherr VP of Bioinformatics and AI

PhD & Prof at top Swedish uni, w/ 30+ yrs of experience in Genomics, AI & Bioinformatics. Worked at MIT & Harvard's Broad Institute, 60 publications in top journals (Nature, Science, etc), 35k citations & numerous patents. Had prior successful exits.



Charles Manson AI/Machine Learning Engineer & Statistician

PhD in Math. Attended Cambridge, NYU & Warwick Universities. Previous AI/Deep learning startup founder. A top student of a top mathematician in the world - Martin Hairer (Fields Medalist, $3M Breakthrough Math Prize).



Brett DeColyse Chief Financial Officer (CFO)

15+ years of finance experience in multinational healthcare corporations and as a CFO in prior successful startups. Raised over $30M USD from investors. MBA and BS in Math.



Anibal Jimenez Director of Business Development

+18 years of successful D-level experience within Fortune 500 companies; Worked across multiple markets; Expertise in business development, management, operations, marketing & finance. Founded & sold 7 figure startup.



Adriano De Marino Senior Bioinformatics scientist & Team Lead



PhD in Bioinformatics. +4 years of professional experience in bioinformatics/genomics. Founder of Covidzone.info a famous web app used to track covid restriction in Italy. Declined job offer from Illumina to work at SelfDecode.



Jon Lerga Jaso Bioinformatics Scientist

Ph.D. from top-ranked school in Spain with degrees in Bioinformatics, Genetics, Mathematics & Biochemistry. His research focused on gene expression, ancestry and risk prediction. First author in Nature publication.



Roy Chan Software Architect & Team Lead

14+ years of software engineering experience, including at IBM. Development lead in various software start-ups. Previous startup founder.



Eliana Ferdman Chief of Product

Mechanical Engineering background, started working at SelfDecode in 2018. Expertise in product, business development, and customer happiness.



Laurent Dufloux Big Data Engineer

PhD in Math and 3 yrs of postdoc experience at top European universities. After getting bored of working as a data engineer for a hedge fund, he wanted bigger challenges and joined the SelfDecode team.



Umar Khan Big Data Engineering Team Lead

7+ years of experience as a CTO for startups. Experience in software architecture, AI, machine learning, and genomics. Degrees in Math and computer science. Declined job offers from Google, Amazon, and Facebook to work at SelfDecode.



Biljana Novkovic Senior Precision Medicine Scientist

10+ years of R&D experience in the life sciences, genomics, lab tests & various health topics. Started full time with SelfHacked in 2016.



Rocky Hatorangan Bioinformatics Scientist

12 years of experience in life sciences research and development. Specializations in genomics, epigenomics, and genome assembly. Established several science divisions in bioinformatics, next-generation sequencing, and genome editing.



Karatug Ozan Bircan Senior Bioinformatics Engineer

7 years of software engineering experience, including Siemens and Accenture. M.Sc. in mathematics and was a Ph.D. student at Indiana University Bloomington before embarking on a career path in software development.



Deepu Unnikrishnan Data Scientist

4 years experience working as a Data Scientist at Deloitte where he won two Outstanding Performance Awards for delivering machine learning/optimization solutions for clients including Philips, Thermo Fisher, OneWeb, TjX, Motorola and Delta Airlines.



Leonardo Fernandez Project Manager

Previous startup founder. 14 years of industry experience across multiple roles at Bayer, Honda, Techint & startups. Industrial Engineering background with specializations in Data Science (IBM) and Agile Development (University of Virginia).



Rupa Bose Genomics Scientist

Double majored in Mathematics and Physics at MIT before receiving her M.Sc. in Microbiology and Biochemistry from the University of Florida. 3 years of experience in the biotech industry as an R&D scientist.



Sandra Bohn Big Data Engineer

7 years of experience in analyzing large-scale genomics data in high-performance computer clusters. M.Sc. in Biological Sciences with a concentration on population genetics.



Christine Emilien Regulatory Affairs Manager

6 years of industry experience, as well as expertise in regulatory affairs. She received her Ph.D. in Nutritional Science with a minor in Communications from Iowa State University.



Gregory Nacarelli DNA Health Consultant

Published author with a passion for helping people achieve optimal health. Doctoral degree in Naturopathic Medicine & Master's degree in both Individualized Genomics and Health & Molecular Biology.

Easy to use, affordable, and on-demand AI doctor

SelfDecode aims to provide an integrated AI platform that provides personalized health recommendations based on a combination of your DNA, labs, and environmental factors.

In addition to providing a direct-to-consumer service, SelfDecode has also signed a handful of contracts licensing its technology to a variety of health-related companies.

SelfDecode was founded in 2017 and already offers users advanced reports which utilize artificial intelligence to provide targeted supplement, diet and lifestyle recommendations based on a person's DNA. The platform also provides a lab analysis and tracker tool that gives personalized health recommendations designed to help users get their lab markers in the optimal range.

Risk assessments are also available to help users understand the impact of environmental factors on their health.

Now, SelfDecode is taking its platform to the next level by integrating all of this data to provide users with a holistic set of personalized health recommendations that will allow consumers to truly take charge of their own healthcare with data-driven precision health decisions.

The problem with conventional medicine & consumer health habits

Typically, when a person has a health problem, they immediately visit Google looking for answers. However, the information they find is generic and they can't really understand what will, or won't, actually work for them.

The fact of the matter is that it's not possible to find out the root cause of health issues, or identify optimal solutions, without utilizing personal health data, such as genetics, labs, or environmental data.

Even when a sick person visits a doctor, very little of this data is actually used to treat the issues. Doctors don't have the time to analyze millions of data points, so they typically rely on treating symptoms.

Each issue is treated separately and people often end up on dozens of medications, none of which treat the root cause of their issues.

The SelfDecode difference

SelfDecode provides a solution that is different from both conventional medicine and other direct-to-consumer health services.

Unlike doctors, SelfDecode is able to analyze billions of pieces of information with artificial intelligence and machine learning to help consumers uncover the underlying cause of their health issues and provides them with a comprehensive plan to address their problems with specific supplements, diets, and lifestyle changes.

We are believed to be the only company that offers truly personalized health recommendations based on a person's genes and other personal health data. While other companies provide risk analysis, their recommendations are generic and they do not use an integrative approach that takes all relevant health data points into consideration.



COMPETITION

Why **SelfDecode is better**

Integration of **genetics, labs, microbiome, symptoms, lifestyle** and other factors.

Personalized health recommendations



based on this integration.

In fact, we've been setting ourselves apart from the competition for quite a while.

When you sign up for a membership with SelfDecode, you get:

- Up to 83 million genetic variants analyzed through a process called genetic imputation using AI and machine learning to provide the most accurate risk and recommendations analysis.

- Natural supplement, diet and lifestyle suggestions based on your genes, labs and environment that you can implement right away.

- Prioritized recommendations based on our analysis of all the relevant genes instead of one gene at a time.

- Explanations about why we make each recommendation so that you can understand the science behind the suggestion (everything is supported with peer-reviewed scientific studies with references linked!).

- Privacy and security - we never give away or sell your data.

The science behind SelfDecode: Integrative & data-driven



of microorganisms
in the gut

of environmental
factors

The human genome consists of about 7 billion pieces of information. On top of that, there are thousands of lab tests, diets and other environmental factors that make you the person that you are.

In order to make the best health decisions, you must take all of these factors into account. Otherwise, you end up addressing individual problems or symptoms without looking at the whole picture. The problem is that there is just too much information for any human to analyze.

That's why SelfDecode is solving this problem with artificial intelligence and machine learning.

We use the latest techniques in AI including Deep Learning, Bayesian Machine learning, and Hyperdimensional Computing for imputation and our genetic models.

That's why we're able to analyze up to 83 million SNPs (versus a typical 23andme kit that analyzes 650K SNPs) so that we get the most complete picture of your DNA.

In addition to genetics, we're using advanced algorithms that will allow us to consider all relevant health data points (labs, environment, etc..) and make better predictions and recommendations about your health so that you can become the best and healthiest version of yourself.

A growing team of highly qualified professionals

At SelfDecode, we've brought together a diverse team of 88 trained scientists, engineers, MDs, PhDs and skilled professionals to build something that's never existed before.

Our team consists of 41 software architects and engineers, and 38 scientists with PhDs, MDs and Masters degrees. In addition, we have highly skilled

PhDs, MDs and Masters degrees. In addition, we have highly skilled professionals in product development, design, marketing, finance, operations, customer support, and human resources.

We selected the best people out of 53,000 applicants in order to build our world-class team.

360% revenue growth & increasing traction



Comparing Q4 of 2019 to Q4 of 2020, SelfDecode's revenue grew from $174,000 (Q4 2019) to $627,000 (Q4 2020). In addition to making more sales, the increase in revenue came from increases in the average lifetime value and length of paid subscriptions.

Average lifetime value of paid subscriptions grew from $138 to $247 while the average length of a paid subscription grew from 22 months to 53 months.

In 2020, Genius Labs (SelfDecode, Lab Test Analyzer and SelfHacked) brought in a total revenue of $1.93M, while only spending 6.8% on paid advertising.

In 2021, SelfDecode plans to continue scaling revenue through 5 strategic methods.

- Increasing customer lifetime value to $400 through offering direct to consumer labs (Q1), supplement sales (Q2) and microbiome tests/analysis (Q4).
- Scale customer acquisition while maintaining current cost of $50/customer.
- Scale lead generation at current cost of $1.75/lead.
- Scale partnerships with health influencers to promote increased brand awareness and sales.

A look inside SelfDecode


PRODUCT
Digital on-demand holistic AI doctor and health coach that provides personalized health recommendations and answers to all of your health questions.
Sleep
Exercise
3 more days to reach your goal!
Genetics Overview
Insomnia
Introduction


Your DNA. Your Health. | SelfDecode
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What's next for SelfDecode? Goals for 2021 & beyond

SelfDecode will continue adding features and product offerings for their B2C and B2B subscription products.

B2B Business

As of Q4 2021, we have signed a handful of contracts to license our technology out to other companies in the personalized health space.

Including:

- Direct to consumer genetics companies

- Direct to consumer lab testing companies

- Direct to consumer microbiome companies

- Supplement companies wanting to get into precision health

- Health apps or devices that want to integrate precision health

B2B Subscription Product for integrative health practitioners

- Client management system (2021)

- Integrative client reports & health recommendations (2021)

- DNA & Lab kits (2021)

B2C Product Expansion

- New health reports at a rate of 2 per week (current)

- Personalized supplements (2021)

- Microbiome analysis (2022)
- Digital health coach mobile app (2022)
- Food, diet, nutrient, exercise, calorie tracker (2022)
- Precision Health Forum - connects patients with similar conditions, genetics and labs (2022)

Long term goals (2022-2025)

- Utilize our large user database to dramatically improve predictions and recommendations
- Conduct health economic study
- Partner with corporations to reduce healthcare costs via preventative treatments.
- Provide clinical decision support system to medical providers - tools that allow doctors to make better decisions
- Conduct clinical trials for FDA approval for patented diagnostic tests

Market Growth Potential

SelfDecode has entered the health industry at just the right time. With so many services moving online, consumers are looking for digital solutions for their healthcare now more than ever before. In fact, the Accenture 2020 Digital Health Consumer Survey showed that 62% of consumers are open to using digital health services.

With 6 in 10 adults having at least one chronic disease that can be impacted by lifestyle choices, the consumer need for personalized and data-driven health recommendations is apparent. GMI Insights reported that the digital health market is expected to grow to over $639 billion by 2026.

People aren't just looking for ways to solve their current health problems. They are looking for strategies to effectively prevent diseases and conditions. Grand View Research predicts that the preventive healthcare technologies and services

View Research predicts that the preventive healthcare technologies and services market will be worth $432 billion by 2024. Combined with the fact that the mobile medical apps market size is growing at a compound rate of 23% per year (Emergen Research), and SelfDecode is poised to provide a growing market with just the right product at exactly the right time.

Meet the founder: Joe Cohen's Story


SelfDecode Founder Interview: Joe Cohen's Story
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Our customers are happier, healthier & they love us


SelfDecode Review: Our Customers Love Being Healthier!
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Client
Rachelle



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